Filed pursuant to General Instruction II.K
of Form F-9, File No. 333-174823

The information in this pricing supplement is not complete and may be changed.

PRELIMINARY PRICING SUPPLEMENT

Subject to Completion:

Dated December 2, 2011

Pricing Supplement dated                     , 2011 to the

Short Form Prospectus dated January 11, 2010 as amended by Amendment No. 1 dated June 29, 2011,

Prospectus Supplement dated July 12, 2011 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated July 12, 2011

The Bank of Nova Scotia

$

Callable Fixed Rate Notes

•	100% principal protection at maturity, subject to the credit risk of the Bank

•	Semi-annual interest payments

•	Interest Rate of 4.00% that is fixed over the term of the Notes

•	Callable by the Issuer semi-annually on any interest payment date on or after the third anniversary of issuance

•	15-year stated term

General

The Callable Fixed Rate Notes (the “Notes”) offered hereunder are not insured by the Canada Deposit Insurance Corporation pursuant to the Canada Deposit Insurance Corporation Act, the United States Federal Deposit Insurance Corporation, or any other governmental agency of Canada, the United States or any other jurisdiction. The Notes include investment risks including possible loss of the principal amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”), THE ONTARIO SECURITIES COMMISSION (“OSC”) NOR ANY PROVINCIAL OR STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in any market-making transactions in the Notes after their initial sale. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-9 of this pricing supplement and “Supplemental Plan of Distribution” on page PS-27 of the accompanying product prospectus supplement (the “product supplement”).

Investment in the Notes involves certain risks. You should refer to “Additional Risk Factors” beginning on page P-7 of this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement.

	Per Note	Total
Price to public	100%	$
Dealer commissions[1]	Variable		Variable
Proceeds to Bank of Nova Scotia[2]	Variable		Variable

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date. See “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-8 of this pricing supplement.

If the Notes were priced on the date of this pricing supplement, the price of the Notes would also include a mark-to-market gain to the Bank of approximately $2.50 per $1,000 principal amount of Notes. Actual profits or losses realized over the life of the Notes as a result of variations in the value of the derivative positions embedded in the Notes and the Bank’s hedging program may vary from this anticipated amount.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about December 21, 2011 against payment in immediately available funds.

Scotia Capital (USA) Inc.

[1]

If the Notes priced today, Scotia Capital (USA) Inc. or one of our affiliates would pay varying discounts and commissions of approximately 1.25% per $1,000 principal amount of Notes in connection with the distribution of the Notes. The actual discounts and commissions that Scotia Capital (USA) Inc. or one of our affiliates will pay may be more or less than 1.25% and will depend on market conditions. In no event will Scotia Capital (USA) Inc. or one of our affiliates pay varying discounts and commissions in excess of 2.50% per $1,000 principal amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of approximately 0.25% per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-9 of this pricing supplement.

[2]

Excludes potential profits from hedging. See second paragraph below this table. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” on page P-8 of this pricing supplement.

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product prospectus supplement.

Summary

Issuer:	The Bank of Nova Scotia (the “Bank”)

Minimum Investment:	$1,000

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Currency:	U.S. Dollars

Trade Date:	December 16, 2011

Pricing Date:	December 16, 2011

Original Issue Date:	December 21, 2011

Maturity Date:	December 21, 2026

Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto

Annual Interest Rate:	4.00% per annum

Interest Payment Dates:

The 21st calendar day of each June and December commencing on June 21, 2012 and ending on the maturity date.

If these days are not business days, interest will actually be paid on the dates determined in accordance with the day count fraction as described below

Day Count Fraction:	30/360, unadjusted, following business day convention (all as more fully described below)

First Call Date:	December 21, 2014

Call Provision:

The Notes are redeemable at our option, in whole, but not in part, on each stated interest payment date, from and including the first call date, upon notice by us to DTC on or before the corresponding call notice date, at an amount that will equal the principal amount of the Notes plus the interest applicable to such interest payment date. If the Notes are called prior to the maturity date, you will be entitled to receive only the principal amount of the Notes and any interest payment in respect of interest payment dates occurring on or before the call payment date. In this case, you will lose the opportunity to continue to be paid Interest in respect of interest payment dates ending after the call payment date

Call Notice Date:	20 business days prior to the corresponding interest payment date

Call Payment Date:	The interest payment date, if any, for which we have given notice of redemption of the Notes, on or before the corresponding call notice date

CUSIP/ISIN:	CUSIP 064159AJ5/ISIN US064159AJ53

Form of Notes:	Book-entry

Type of Note:	Callable Fixed Rate Note, Series A

Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime

Tax Redemption:

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next interest payment date, additional amounts with respect to the Notes. See “Tax Redemption” on page P-6 of this pricing supplement

Listing:	The Notes will not be listed on any securities exchange or quotation system

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	DTC

Terms Incorporated:

All of the terms appearing above the item captioned “Listing” on page P-4 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” beginning on page PS-9 in the accompanying product supplement, as modified by this pricing supplement

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as amended by Amendment No. 1, dated as of June 29, 2011, as supplemented by the prospectus supplement dated July 12, 2011 and the product supplement (Rate Linked Notes, Series A) dated July 12, 2011, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying product supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the product supplement dated July 12, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010, as amended by Amendment No. 1 dated June 29, 2011:

http://sec.gov/Archives/edgar/data/9631/000095012311062824/o71994fv9za.htm

Prospectus Supplement dated July 12, 2011:

http://sec.gov/Archives/edgar/data/9631/000095012311065226/o71192e2suppl.htm

Product Supplement (Rate Linked Notes, Series A) dated July 12, 2011:

http://sec.gov/Archives/edgar/data/9631/000095012311065228/o71192d2suppl.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

If the Notes have not been called by us, as described elsewhere in this pricing supplement, we will pay you the principal amount of your Notes on the maturity date, plus the final interest payment.

In the event that the stated maturity date is not a business day, then the relevant repayment of principal will be made on the next business day (“following business day convention”).

INTEREST

Each expected interest payment date will be the 21st calendar day of each June and December, commencing on June 21, 2012 and ending on December 21, 2026 (which is also the expected maturity date).

We describe payments as being based on a “day count fraction” of 30/360, unadjusted, following business day convention. This means that the number of days in the interest period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in the interest period will be based on the days on which interest would have been paid if each such day was a business day, not on the actual days on which payment is made (“unadjusted”).

If any interest payment date falls on a day that is not a business day (including any interest payment date that is also the maturity date), the relevant payment of interest will be made on the next business day (“following business day convention”).

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) your principal amount and (ii) any accrued but unpaid interest payable based upon the interest rate calculated on the basis of the day count fraction.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities — Events of Default” beginning on page I-15 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•

on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product supplement and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the principal amount at maturity or on the call payment date, as applicable, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

We have the ability to call the Notes prior to the maturity date. In the event we decide to exercise the call provision, the amount of Interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the call provision. We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion. In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater Interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Issuer does not make any recommendation as to whether the Notes are a suitable investment for any person.

The Price at Which the Notes may be Sold prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the call feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the call feature of the Notes and thus may not reflect the rate at which a note without a call feature might be issued and sold.

Depending on the actual or anticipated level of interest rates and these other factors, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the Notes from you. If at any time Scotia Capital (USA) Inc. were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

ILLUSTRATIVE EXAMPLES

The following shows the semi-annual interest payment on each Interest Payment Date based on a hypothetical $1,000 investment in the Notes and assumes the Call Provision has not been exercised by us prior to maturity. If a stated interest payment date is not a business day, then actual payment of interest will be on the next business day.

Interest Payment Date (expected)	Interest Rate	Interest Payment
June 21, 2012	4.00%	$20.00
December 21, 2012	4.00%	$20.00
June 21, 2013	4.00%	$20.00
December 21, 2013	4.00%	$20.00
June 21, 2014	4.00%	$20.00
December 21, 2014	4.00%	$20.00
June 21, 2015	4.00%	$20.00
December 21, 2015	4.00%	$20.00
June 21, 2016	4.00%	$20.00
December 21, 2016	4.00%	$20.00
June 21, 2017	4.00%	$20.00
December 21, 2017	4.00%	$20.00
June 21, 2018	4.00%	$20.00
December 21, 2018	4.00%	$20.00
June 21, 2019	4.00%	$20.00
December 21, 2019	4.00%	$20.00
June 21, 2020	4.00%	$20.00
December 21, 2020	4.00%	$20.00
June 21, 2021	4.00%	$20.00
December 21, 2021	4.00%	$20.00
June 21, 2022	4.00%	$20.00
December 21, 2022	4.00%	$20.00
June 21, 2023	4.00%	$20.00

Interest Payment Date (expected)	Interest Rate	Interest Payment
December 21, 2023	4.00%	$20.00
June 21, 2024	4.00%	$20.00
December 21, 2024	4.00%	$20.00
June 21, 2025	4.00%	$20.00
December 21, 2025	4.00%	$20.00
June 21, 2026	4.00%	$20.00
December 21, 2026	4.00%	$20.00

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, will purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker dealers or will offer the Notes directly to investors.

If the Notes priced today, Scotia Capital (USA) Inc. or one of our affiliates would allow varying discounts and pay varying commissions of approximately 1.25% per $1,000 principal amount of Notes in connection with the distribution of the Notes. The actual discounts and commissions that Scotia Capital (USA) Inc. or one of our affiliates will allow and pay may be more or less than 1.25% and will depend on market conditions. In no event will Scotia Capital (USA) Inc. or one of our affiliates allow and pay varying discounts and commissions in excess of 2.50% per $1,000 principal amount of Notes in connection with the distribution of the Notes. Scotia Capital (USA) Inc. may also receive a structuring and development fee of approximately 0.25% per $1,000 principal amount of Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See “Supplemental Plan of Distribution” on page S-34 in the accompanying prospectus supplement and “Supplemental Plan of Distribution” on page PS-27 in the accompanying product prospectus supplement.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

This pricing supplement should be treated as incorporating the discussion under “Certain Canadian Income Tax Considerations” on page S-22 of the accompanying prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the discussion set forth in “Certain United States

Income Tax Considerations” of the accompanying prospectus supplement. In particular, U.S. holders (as defined in the product supplement) should review the discussion under “—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes” and “—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your Notes exceeds one year” in the product supplement. U.S. holders should also review the discussion under “—Medicare Tax”, “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Information Reporting and Backup Withholding” under “Certain Income Tax Consequences—Certain United States Income Tax Considerations” in the prospectus supplement. Non-U.S. holders (as defined in the product supplement) should review in particular the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product supplement.

We intend to treat all of the stated interest on the Notes as qualified stated interest for purposes of applying the original issue discount rules.

Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of Notes and receiving payments under the Notes.